UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        57722W106
(CUSIP Number)

David S. Winter 40 North Management LLC 9 West 57th Street, 30th Floor New York, New York 10019 (212) 821-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Jeff Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             April 7, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 9 Pages

CUSIP No. 57722W106	Page 2 of 9 Pages

1           Names of Reporting Persons

40 NORTH MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		2,967,837
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,967,837
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,967,837

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.73%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 57722W106	Page 3 of 9 Pages

1           Names of Reporting Persons

40 NORTH INVESTMENTS LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,733,901
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,733,901

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,733,901

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[X]

13           Percent of Class Represented By Amount in Row (11)

8.04%

14           Type of Reporting Person (See Instructions)

PN

CUSIP No. 57722W106	Page 4 of 9 Pages

1           Names of Reporting Persons

40 NORTH INVESTMENT PARTNERS LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 233,936
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		233,936

11           Aggregate Amount Beneficially Owned by Each Reporting Person

233,936

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[X]

13           Percent of Class Represented By Amount in Row (11)

0.69%

14           Type of Reporting Person (See Instructions)

PN

CUSIP No. 57722W106	Page 5 of 9 Pages

1           Names of Reporting Persons

DAVID S. WINTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,967,837
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,967,837

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,967,837

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.73%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 57722W106	Page 6 of 9 Pages

1           Names of Reporting Persons

DAVID J. MILLSTONE

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,967,837
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,967,837

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,967,837

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.73%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 57722W106	Page 7 of 9 Pages

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Investments LP, a Delaware limited partnership, David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2013, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 2.                   Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”, which was formerly named 40 North Industries LLC), 40 North Investments LP, a Delaware limited partnership (“40 North Investments”), 40 North Investment Partners LP, a Delaware limited partnership (“40 North Partners”), David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held for the accounts of 40 North Investments and 40 North Partners. 40 North Management serves as principal investment manager to 40 North Investments and 40 North Partners. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of 40 North Investments and 40 North Partners. David S. Winter and David J. Millstone each serve as members of 40 North Management.  40 North Investments is the sole limited partner of 40 North Partners.  The principal business address of each of the Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital to purchase the 2,967,837 Shares reported herein.  The total purchase price for the Shares reported herein was $100,039,130.

Item 5.                   Interest in Securities of the Issuer.

(a) – (b) Each of 40 North Management, Mr. Winter, and Mr. Millstone may be deemed to be the beneficial owner of 2,967,837 Shares, which represent approximately 8.73% of the Issuer’s outstanding Shares. 40 North Investments may be deemed to be the beneficial owner of 2,733,901 Shares, which represent approximately 8.04% of the Issuer’s outstanding Shares. 40 North Partners may be deemed to be the beneficial owner of 233,936 Shares, which represent approximately 0.69% of the Issuer’s outstanding Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of such Shares. Each of 40 North Investments, 40 North Partners, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of such Shares.

CUSIP No. 57722W106	Page 8 of 9 Pages

The percentage in the immediately foregoing paragraph is calculated based on a total of 34,013,610 Shares outstanding as of March 21, 2014 (based on the Issuer’s Annual Report on Form 10-K filed with the SEC on March 27, 2014).

(c)           Except as set forth on Exhibit 2 attached hereto and as disclosed in Item 6, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The limited partners of (or investors in) 40 North Investments and 40 North Partners, or their respective subsidiaries or affiliated entities, for which 40 North Management or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

40 North Investments sold short listed American-style put options referencing an aggregate of 54,000 Shares at an exercise price of $35.00 per Share, which expire on April 19, 2014.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

CUSIP No. 57722W106	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 2014	40 NORTH MANAGEMENT LLC

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: April 8, 2014	40 NORTH INVESTMENTS LP
By 40 North GP LLC, its General Partner

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: April 8, 2014	40 NORTH INVESTMENT PARTNERS LP
By 40 North GP II LLC, its General Partner

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: April 8, 2014	DAVID S. WINTER

By: /s/ David S. Winter

Date: April 8, 2014	DAVID J. MILLSTONE

By: /s/ David J. Millstone

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 8, 2014.  Except for the March 26, 2014 and April 7, 2014 transactions, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Trade Date	For the Account of	Buy/Sell	Quantity	Price
2/19/14	40 North Investments	Buy	5,000	38.76
2/19/14	40 North Investments	Buy	10,000	39.29
2/19/14	40 North Investments	Buy	10,000	39.53
2/19/14	40 North Investments	Buy	1,100	39.23
2/19/14	40 North Partners	Buy	9,495	39.53
2/20/14	40 North Investments	Buy	2,900	38.99
2/20/14	40 North Investments	Buy	3,268	39.02
3/26/14	40 North Investments	Buy	89,900	48.53
3/26/14	40 North Partners	Sell	(89,900)	48.53
4/7/14	40 North Investments	Buy	166,822	47.09
4/7/14	40 North Partners	Sell	(166,822)	47.09